SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 23, 2014

Bryn Mawr Bank Corporation

(Exact Name of Registrant as specified in its charter)

Pennsylvania	001-35746	23-2434506
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

801 Lancaster Avenue, Bryn Mawr, PA 19010

Registrant’s telephone number, including area code: 610-525-1700

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Item	1.01 Entry into a Material Definitive Agreement

On October 23, 2014, Bryn Mawr Bank Corporation (the “Corporation”) entered into a definitive Amendment (the “Amendment”) to that certain Agreement and Plan of Merger, dated as of May 5, 2014 (the “Agreement”), between the Corporation and Continental Bank Holdings, Inc. (“CBH”).

In order to achieve certain administrative efficiencies, the parties agreed in the Amendment for the closing of the merger under the Agreement to occur no earlier than January 1, 2015, and to extend to January 5, 2015 the initial date at which, if the merger of CBH with and into the Corporation pursuant to the Agreement, as amended, has not closed, either the Corporation or CBH may terminate the Agreement. No other terms of the Agreement have changed as a result of the Amendment.

The foregoing summary of the Amendment is not complete and is qualified in its entirety by reference to the complete text of the Amendment, which is attached as Exhibit 2.1 hereto and incorporated herein by reference in its entirety.

IMPORTANT INFORMATION REGARDING THE CONTINENTAL MERGER

The Corporation has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 concerning the Merger (SEC File No. 333-196916). The Registration Statement, which includes a prospectus for the offer and sale of the Corporation’s common stock to CBH’s shareholders as well as a proxy statement for each of the Corporation and CBH for the solicitation of proxies with respect to approval of the Merger, was declared effective by the SEC on July 31, 2014 and the definitive combine prospectus and proxy statement was subsequently sent to shareholders of the Corporation and CBH. The Merger was approved by shareholders of the Corporation at a special meeting of the Corporation’s shareholders held on September 23, 2014 and by shareholders of CBH at a special meeting of CBH’s shareholders on September 16, 2014. The combined prospectus and proxy statement and other documents filed by the Corporation with the SEC contain important information about the Corporation, CBH and the Merger. We urge investors and each of the Corporation’s and CBH’s shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement – along with other filings containing information about the Corporation – at the SEC’s website at http://www.sec.gov. Copies of the combined prospectus and proxy statement, and the filings with the SEC incorporated by reference in the combined prospectus and proxy statement, can also be obtained free of charge by directing a request to Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, PA 19010, attention: Geoffrey L. Halberstadt, Secretary, telephone (610) 581-4873.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 2.02.	Disclosure of Results of Operations and Financial Condition.

On October 23, 2014, Bryn Mawr Bank Corporation (the “Corporation”), the parent of The Bryn Mawr Trust Company, issued a Press Release announcing the results of operations for the quarter ended September 30, 2014. The Press Release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The information in this Current Report on Form 8-K, including the exhibit attached hereto and incorporated by reference into Item 2.02 hereof, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section. Furthermore, such information, including the exhibit attached hereto, shall not be deemed incorporated by reference into any of the Corporation’s reports or filings with the Securities and Exchange Commission, whether made before or after the date hereof, except as expressly set forth by specific reference in such report or filing.

Item 7.01.	Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the script for the Corporation’s October 24, 2014 earnings conference call.

The information contained in such Exhibit shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor will such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

The Corporation’s previously announced acquisition of Continental Bank Holdings, Inc. (“CBH”) is expected to close during the first quarter of 2015.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 2.1	–	Amendment to Agreement and Plan of Merger, dated as of October 23, 2014, between Bryn Mawr Bank Corporation and Continental Bank Holdings, Inc.

Exhibit 99.1	–	Press Release announcing the results of operations for the quarter ended September 30, 2014

Exhibit 99.2	–	Script for October 24, 2014 earnings conference call

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRYN MAWR BANK CORPORATION

By:	/s/ Frederick C. Peters II
Frederick C. Peters II, Chairman and Chief Executive Officer

Date: October 23, 2014

EXHIBIT INDEX

Exhibit 2.1	–	Amendment to Agreement and Plan of Merger, dated as of October 23, 2014, between the Bryn Mawr Bank Corporation and Continental Bank Holdings, Inc.

Exhibit 99.1	–	Press Release announcing the results of operations for the quarter ended September 30, 2014

Exhibit 99.2	–	Script for October 24, 2014 earnings conference call

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